September 22, 2005

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:    Jill S. Davis
              Branch Chief

Re:      Barrick Gold Corporation
         Form 40-F for Fiscal Year Ended December 31, 2004
         Filed March 31, 2005
         File No. 001-09059

Dear Ms. Davis:

                  We hereby acknowledge receipt of the comment letter dated August 22, 2005 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2004 (the "40-F").

                  We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set forth in the 40-F.





                           --------------------------


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                           RESPONSES TO STAFF COMMENTS


Form 40-F for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Narrative Description of the Business, page 15
----------------------------------------------

Principal Regions, page 23
--------------------------

1. We note that your presentation of "Total cash costs - per US GAAP," under this heading and throughout your filing, equals "cost of sales and other operating expenses less accretion expense and reclamation costs at non-operating mines." Please note that your cost of sales line item, which excludes amortization of property, plant and equipment, does not follow the full absorption costing principle since the measure does not include all costs and expenses associated directly with or allocated to your products sold. We believe cost of sales should include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization. Please revise your presentation accordingly or explain to us why it is appropriate to disclose this measure in your filing. If you determine it is appropriate to disclose this measure, please revise your caption to refer to this measure in a manner that more clearly explains how it is calculated and include all disclosures required by Question 8 of the Division of Corporation Finance's June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq/htm. We note a similar measure disclosed on page 93 entitled "Total cash production costs - per US GAAP."

         Response: Consistent with the income statement presentation adopted by a number of SEC registrants, Barrick presents amortization on a separate line on its income statement, distinct from cost of sales. As required by SAB Topic 11B, Barrick includes a reference on its income statement to the fact that cost of sales excludes amortization, and a cross-reference to note 5 to the financial statements, where Barrick discloses the amount of amortization that is excluded from cost of sales.

         Barrick includes a performance measure in its Management's Discussion and Analysis referred to as "total cash costs per ounce". In preparing its 2004 Annual Information Form, Barrick concluded that this statistic is a non-GAAP performance measure because certain elements of "cost of sales" on its income statement were excluded from the calculation of the measure. Barrick therefore included disclosure on pages 91 through 94 of its Annual Information Form filed as Exhibit 1 to the Form 40-F to explain the reasons why it presents this performance measure, the method of calculation and a reconciliation to what it believed to be the most directly comparable GAAP financial measure.

         Total cash costs per ounce statistics are a key performance measure that management uses to monitor performance. Barrick uses these statistics internally to assess how well its producing mines are performing compared to internal plans, and also to assess the overall



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         effectiveness and efficiency of its mining operations. Barrick understands that certain investors also use these statistics to assess its performance.

         Barrick believes that the inclusion of these statistics, together with commentary explaining trends and changes in the statistics, enhances the ability of investors to assess its performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year on year changes in cash production costs, which in turn affect Barrick's profitability and ability to generate cash flow.

         Other senior gold producers prepare and publish equivalent statistics, which certain investors use to gauge the relative performance of Barrick to other companies in the gold mining industry.

         In response to the comments made by the Staff of the SEC, Barrick intends to revise the caption to refer to the measure in a manner that more clearly explains how it is calculated and to augment the disclosure relating to this performance measure in its future filings, taking into consideration the disclosures required by Question 8 of the Division of Corporation Finance's June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Barrick plans to add disclosure to more clearly communicate to investors that total cash costs per ounce excludes amortization, including the effect of the exclusion of amortization on this statistic.

Note 16.  Financial Instruments, page 97
----------------------------------------

Accounting policy for derivatives, page 100
-------------------------------------------

2. We note that you have elected to designate your gold and silver sales contracts as "normal sales contracts" under paragraph 10(b) of FAS 133. We further note under your disclosure of off balance sheet arrangement on page 53 in your MD&A that you have had gold sales contracts in the past with bullion-banking counterparties. With respect to your gold and silver sales, please provide an analysis of the different type of contracts that you presently have, indicating the (i) counterparties involved and (ii) the type of product that you physically deliver from your mines to each of the counterparties involved. Please specify whether or not the counterparty that receives physical delivery of an unrefined product from your mine is the same counterparty that receives physical delivery of a refined product from your mine.

         Response: Barrick currently has the following three types of gold and silver sales contracts:

i)       Gold and Silver Bullion Sales Contracts

         An unrefined product (gold dore) is produced at Barrick's mines and sent to metal refineries, who are not counterparties to the gold and silver bullion sales contracts, where it is refined into a refined product (gold and silver bullion). The refinery acts as an agent for Barrick and does not take title to the gold dore. Ownership of the


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         unrefined product (dore) remains with Barrick during the refining process. Upon completion of the refining process, a refined product (gold and silver bullion) is physically delivered to the counterparties to the gold and silver bullion sales contracts, whereon ownership is transferred from Barrick to the counterparties. Under these sales contracts a refined product is delivered to the counterparties, and Barrick does not deliver an unrefined product to those counterparties.

         The key terms of these contracts are described on pages 53 through 57 of Barrick's MD&A filed as Exhibit 3 to the Form 40-F. The counterparties involved with this type of contract are:

         AIG International Inc.
         Barclays Bank PLC
         Bank of Nova Scotia
         Canadian Imperial Bank of Commerce
         Citibank NA
         Commerzbank International SA
         Deutsche Bank AG
         Dresdner Bank AG
         HSBC Bank USA
         J. Aron & Company
         JP Morgan Chase Bank
         Macquarie Bank Limited
         Mitsui & Co. Precious Metals Inc.
         Morgan Stanley Capital Group Inc.
         Royal Bank of Canada
         Societe Generale
         UBS AG

         As disclosed in the Form 40-F, Barrick elected to designate these contracts as normal sales contracts under paragraph 10(b) of FAS 133. Under these gold and silver bullion sales contracts, Barrick physically delivers gold and silver bullion to the counterparties.

ii)      Ore Sales Contracts

         At the Eskay Creek mine, Barrick produces and sells ore to various customers under ore sales contracts.

         The counterparties involved with this type of contract are:

         Dowa Mining Co. Ltd.
         Noranda Inc.

         Under these contracts, an unrefined produce (ore) is physically delivered to the counterparties and sold at a price established under the terms of the contracts.


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iii)     Concentrate Sales Contracts

         At the Eskay Creek and Bulyanhulu mines, Barrick produces gold in a concentrate form that is sold to various smelters under concentrate sales contracts.

         The counterparties involved with this type of contract are:

         Dowa Mining Co. Ltd
         Noranda Inc.
         Mark Rich & Co. Investment AG
         Pan Pacific Copper Co. Ltd.
         Sumitomo Metal Mining Co. Ltd.
         Teck Cominco Metals

         Under these concentrate sales contracts Barrick physically delivers an unrefined product (concentrate) to the counterparties, which is sold at a price established under the terms of the contracts.

Closing Comments
----------------

                  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

                  o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

                  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Response:   Attached as Appendix A to this letter is the requested
                     statement.

                                      *****

                  We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at 416-307-7436.

                                           Sincerely,

                                           /s/ Richard D. Ball

                                           Richard D. Ball
                                           Vice President
                                           Financial Reporting & Risk Analysis


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         Attachment

         cc:      Jennifer Goeken, Securities and Exchange Commission
                  Audit Committee of Barrick Gold Corporation
                  Jamie C. Sokalsky, Executive Vice President & Chief Financial Officer, Barrick Gold Corporation
                  Jerry Whelan, PricewaterhouseCoopers LLP
                  Jennifer Mazin, Shearman & Sterling LLP


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                                                                     APPENDIX A

                                                September 22, 2005



BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

                            Barrick Gold Corporation
                 Annual Report on Form 40-F (File No. 001-09059)
                 -----------------------------------------------

          Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 31, 2004 (File No. 001-09059) (the "Annual Report") filed by Barrick Gold Corporation (the "Company") on March 31, 2005 with the Securities and Exchange Commission (the "Commission"). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                             Very truly yours,

                                             Barrick Gold Corporation


                                             By:  /s/ Richard D. Ball
                                                ---------------------
                                                Name:  Richard D. Ball
                                                Title: Vice President
                                                       Financial Reporting
                                                       and Risk Analysis